

Mail Stop 4631

August 3, 2017

<u>Via E-mail</u>
Mr. Robert Zalupski
Chief Financial Officer
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

     **Re: TriMas Corporation
          Form 10-K for the Year Ended December 31, 2016
          Filed February 28, 2017
          File No. 1-10716**

Dear Mr. Zalupski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ John Cash

               John Cash
               Accounting Branch Chief
               Office of Manufacturing and Construction